Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G to which this Joint Filing Agreement is attached as an exhibit, and any amendments thereto, relating to the beneficial ownership of shares of common stock of Beasley Broadcast Group Inc., is being filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Each of the undersigned acknowledges that it or he is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such undersigned contained therein. No undersigned person is responsible for the completeness or accuracy of the information concerning any other undersigned person, except to the extent that such undersigned person knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of June 8, 2026.

KINGDOM CAPITAL ADVISORS

By: /s/ Kurt Cooper
Name: **Kurt Cooper**
Title: **Chief Compliance Officer**

By: /s/ David Bastian

David Bastian

By: /s/ Kurt Cooper

Kurt Cooper